UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 19, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EXACT Sciences Corporation

File No. 000-32179 - CF#23103

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EXACT Sciences Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 28, 2009.

Based on representations by EXACT Sciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 28, 2019
Exhibit 10.2	through January 28, 2019
Exhibit 10.3	through June 8, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel